SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 20 2017
REGISTRATIONS BRANCH
16



SE 17018616

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Rivkin and Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON	NJ	08534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BOSLAND, 732-359-7109

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.

(Name – *if individual, state last, first, middle name*)

18 HOOK MTN. RD.	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JEROEN HOEVERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN AND COMPANY, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANNAROSE SWANHART
A Notary Public of New Jersey
My Commission Expires 8/7/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2016 and 2015

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2016 and 2015


Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of H. Rivkin and Company, Inc.

We have audited the accompanying balance sheets of H. Rivkin and Company, Inc. (a New Jersey "C" Corporation) as of December 31, 2016 and 2015, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financials are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) pursuant to SEA Rule 17a-5(g). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Rivkin and Company, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statements of net capital pursuant to SEC Rule 15c3-1 and the exemption report is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Van Duyne, Bruno & Co.
Pine Brook, NJ

February 13, 2017

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Members American Institute of CPAs, New Jersey and New York Society of CPAs ▪ Licensed in New York and New Jersey

H. RIVKIN AND COMPANY, INC.
BALANCE SHEETS
December 31,

ASSETS

	2016	2015
Current assets		
Cash	$ 103,971	$ 135,990
Broker receivable	-	1,480
Prepaid expenses	-	3,692
Deferred tax asset	127,443	94,518
Total current assets	231,414	235,681
Property and equipment		
Machinery and equipment	30,951	30,951
Furniture and fixtures	18,375	18,375
	49,326	49,326
Less: accumulated depreciation	49,326	49,326
Net property and equipment	-	-
Total assets	$ 231,414	$ 235,681

LIABILITIES AND STOCKHOLDERS' EQUITY

	2016	2015
Current liabilities		
Accounts payable	$ -	$ 1,772
Broker payable	-	2,426
Income tax payable	525	1,025
Accrued expenses	-	13,997
Total liabilities	525	19,220
Stockholders' equity		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares	25,000	25,000
Additional paid-in capital	375,009	269,159
Accumulated other comprehensive income	40,536	40,536
Accumulated deficit	(209,656)	(118,235)
Total stockholders' equity	230,889	216,460
Total liabilities and stockholders' equity	$ 231,414	$ 235,681

See accompanying notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For The Years Ended December 31,

	2016	2015
Revenue		
Commission income	$ 47,985	$ 285,478
Interest and dividend income	-	1,977
Total revenue	47,985	287,455
Operating expenses		
Officers' salaries	-	31,763
Office salaries	30,031	113,278
Travel and entertainment	2,070	6,487
Telephone	6,620	9,054
Rent	28,400	25,400
Employee benefits	32,628	14,468
Legal and professional services	12,524	34,227
Licenses and registration	8,929	13,747
Payroll and miscellaneous taxes	5,113	17,742
Office, stationery and printing	399	6,775
Postage and delivery	63	2,324
Clearing costs	42,951	51,822
Insurance	1,302	7,178
Lease expense	1,304	486
Bank charges and miscellaneous	472	574
Total operating expenses	172,806	335,325
Loss from operations	(124,821)	(47,870)
Other income		
Realized gain on marketable securities	(0)	1,764
Loss before income tax	(124,821)	(46,106)
Income tax benefit (provision)	475	(1,990)
Deferred tax benefit	32,925	4,376
Net loss	(91,421)	(43,720)
Other comprehensive income, net of tax		
Unrealized gain on securities	-	-
Total comprehensive income (loss)	$ (91,421)	$ (43,720)

See accompanying notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2016 and 2015

	Total	Common stock par value $1.00	Additional paid -in capital	Accumulated other comprehensive income	Accumulated deficit
Balance at beginning of year - January 1, 2015	$ 221,680	$ 25,000	$ 230,659	$ 40,536	$ (74,515)
Stockholder contributions	38,500	-	38,500	-	-
Net loss - December 31, 2015	(43,720)	-	-	-	(43,720)
Stockholders' equity at December 31, 2015	216,460	25,000	269,159	40,536	(118,235)
Stockholder contributions	105,850	-	105,850	-	-
Net loss - December 31, 2016	(91,421)	-	-	-	(91,421)
Stockholders' equity at December 31, 2016	$ 230,889	$ 25,000	$ 375,009	$ 40,536	$ (209,656)

See accompanying notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31,

	2016	2015
Cash flows from operating activities		
Net loss	$ (91,421)	$ (43,720)
Adjustments to reconcile net loss to net cash used in operating activities		
Deferred tax benefit	(32,925)	(4,376)
Decrease in broker receivable, net of unrealized gain	1,480	4,699
Decrease in inventory account	-	36,913
Decrease (increase) in prepaid expenses	3,692	(101)
Increase (decrease) in accounts payable	(1,772)	1,432
Increase (decrease) in commissions payable	-	(2,470)
Increase (decrease) in broker payable	(2,426)	1,435
Increase (decrease) in income tax payable	(500)	1,380
Increase (decrease) in accrued expenses	(13,997)	1
Net cash used in operating activities	(137,869)	(4,807)
Cash flows from investing activities		
Stockholder contributions	105,850	38,500
Net cash provided by investing activities	105,850	38,500
Net increase (decrease) in cash	(32,019)	33,693
Cash at January 1	135,990	102,297
Cash at December 31	$ 103,971	$ 135,990
Supplemental disclosures		
Cash paid during the year for income taxes	$ 25	$ 965

See accompanying notes to financial statements.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

On March 31, 2015, The Company's stockholders entered into a Purchase/Sale Agreement to sell 100% of their outstanding stock in the Company to the members of New Deventer Enterprises, LLC (the purchaser). On May 15, 2015, the purchaser had applied and received approval as a broker/dealer with FINRA. FINRA approval has been granted and the purchaser now owns 100% of the stock in the Company.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property and equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property and equipment are 5-7 years.

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Income taxes

The Company, organized in the state of New Jersey as a corporation, files a corporation tax return.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes (continued)

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

The Company files Federal as well as New Jersey tax returns. The company's tax returns are no longer subject to tax examinations by federal or state taxing authorities for years before 2013.

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers' receivable, prepaid expenses, accrued expenses, accounts payable, and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, broker payable, accrued expenses and related payables, and income taxes payable approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and revenue recognition

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Wedbush Clearing (2016). At December 31, 2016 and 2015, the account balances of $0 and $1,480 represented trading profits settled in 2016 and 2015 respectively that had not been transferred by the clearing house until 2017 and 2016, respectively.

Note 4 – Inventory Securities

The Company sold all of its securities in 2015. The Company's inventory – securities was comprised of equity and debt securities, all of which were classified as available for sale securities and carried at their fair value based on the quoted market prices. Net realized and unrealized gains and losses were reflected in the statements of comprehensive income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2016 and December 31, 2015:

	December 31, 2016		December 31, 2015	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ -	$ -	$ -	$ -
Corporate Bonds	-	-	-	-
Total trading securities	$ -	$ -	$ -	$ -

Note 4 – Inventory Securities (Continued)

Investment income for the years ended December 31, 2016 and December 31, 2015, consists of the following:

	2016	2015
Gross realized gain from sale of trading securities	$ -	$ 1,764
Dividend and interest income	-	1,977
Net unrealized holding gains	0	0
Net investment income	$ 0	$ 3,741

Note 5 – Property & Equipment

There was no depreciation expense of property and equipment for the years ended December 31, 2016 and 2015, respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Prepaid clearing fees	$ 0	$ 3,692

Note 7 - Commitments

The Company leases office space in New Jersey. The lease expired during 2013 and rather than entering into a new lease agreement, the Company decided to go month-to-month. The Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remained the same, as per the expired lease agreement.

Rent expense amounted to $28,400 and $25,400 for the years ended December 31, 2016 and 2015, respectively, and is included in operating expenses on the statements of operations and comprehensive loss.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $103,446 which exceeded its required net capital by $98,446.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2016 is as follows:

Financial statement loss before taxes, including Comprehensive income (loss)	$ (124,821)
Adjustments for:	
Permanent differences	855
Temporary differences	(13,045)
Federal taxable loss	$ (137,011)

Temporary differences are primarily due to the fact the Company is on the cash basis method of accounting for tax return purposes.

The above reconciliation resulted in a deferred tax benefit reflected in the statement of operations and comprehensive income (loss) as follows:

Federal	$32,925

For the year ended December 31, 2016, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. In accordance with ASC Topic 740, the Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Note 10 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 11 - Recent Accounting Pronouncements

Update 2016-17 Consolidation (Topic 810): Interests Held through Related Parties that are under Common Control

The measurements in which a reporting entity needs to evaluate with consolidation with another entity have been revised to ensure companies can provide useful information to end users. The amendments subject the entities to reevaluate under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.

Update 2016-07—Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting

The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held.

The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method.

Effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted.

Note 11 - Recent Accounting Pronouncements (Continued)

Update 2016-03—Intangibles—Goodwill and Other (Topic 350), Business Combinations (Topic 805), Consolidation (Topic 810), Derivatives and Hedging (Topic 815): Effective Date and Transition Guidance (a consensus of the Private Company Council)

The amendments in this Update address the concerns of private company stakeholders about the required assessment of preferability when electing a private company accounting alternative for the first time after its effective date. Those stakeholders were concerned about scenarios in which it may be suboptimal for a private company to elect the alternative by its effective date because of the private company's facts and circumstances or because it was unaware of the alternative until after the effective date. Stakeholders were also concerned about whether private companies were benefiting from the favorable transition provisions provided in other Updates when a private company voluntarily elects an alternative in those Update after its effective date.

The amendments in this Update make the guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 effective immediately by removing their effective dates. The amendments also include transition provisions that provide that private companies are able to forgo a prefer ability assessment the first time they elect the accounting alternatives within the scope of this Update. Any subsequent change to an accounting policy election requires justification that the change is preferable under Topic 250, Accounting Changes and Error Corrections. The amendments in this Update also extend the transition guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 indefinitely. While this Update extends transition guidance for Updates 2014-07 and 2014-18, there is no intention to change how transition is applied for those two Updates.

Update 2016-02 - Leases (Topic 842)

The amendments in this Update create Topic 842, *Leases*, and supersede the leases requirements in Topic 840, *Leases*. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease.

Effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for any of the following:

1. A public business entity

2. A not-for-profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market

3. An employee benefit plan that files financial statements with the U.S. Securities and Exchange Commission (SEC).

For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

Early application of the amendments in this Update is permitted for all entities.

Note 11 - Recent Accounting Pronouncements (Continued)

Update 2016-01 Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities

The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee).

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.

Note 12 – Subsequent Events

Management has evaluated subsequent events through February 13, 2017, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2016

Total assets	$ 231,414
Less total liabilities	525
Adjusted net worth	230,889
Less non-allowable assets	127,443
Net capital	103,446
Required net capital	5,000
	98,446
Aggregate indebtedness	525
Aggregate indebtedness to net capital	0.51%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2016.

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

Exemption Report

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) H. Rivkin and Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which H. Rivkin and Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and (2) H. Rivkin and Company, Inc. stated that H. Rivkin and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. H. Rivkin and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about H. Rivkin and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Van Duyne, Bruno & Co.

Pine Brook, NJ
February 13, 2017

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Members American Institute of CPAs, New Jersey and New York Society of CPAs ▪ Licensed in New York and New Jersey

H. Rivkin &
Company,
Inc.

12 West Delaware Avenue
Pennington, NJ 08534
609/730-4200 · Fax 609/730-3999

H. RIVKIN AND COMPANY, INC., EXEMPTION REPORT

H Rivkin and Company, Inc. ("The Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best knowledge and belief, The Company states the following:

i) The Company claimed an exemption from 17 C.F.R. Section 240.17a-5 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(2)(ii), Who, as introducing broker or dealer, clears all transactions with and or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

ii) The Company met the identified exemption provisions in Section 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

H Rivkin and Company, Inc.

I, Jeroen Hoevers, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed:  Date: 2-16-17.

Jeroen Hoevers
Managing Stockholder

February 13, 2017